FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 20, 2006
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐  No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐  No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on April 12, 2006 (File No. 333-133251).
Telefónica, S.A. is filing those documents set forth in the attached Exhibit Index.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: June 20, 2006	By:	/s/ Ramiro Sánchez de Lerín García-Ovies

		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement, dated June 9, 2006

4.1	Form of Indenture among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor and JPMorgan Chase Bank, N.A., as Trustee, dated as of June 20, 2006

4.2	Form of First Supplemental Indenture for the Floating Rate Senior Notes Due 2009 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and JPMorgan Chase Bank, N.A., as Trustee, Paying Agent and Calculation Agent, dated as of June 20, 2006

4.3	Form of Second Supplemental Indenture for the Fixed Rate Senior Notes Due 2011 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and JPMorgan Chase Bank, N.A., as Trustee and Paying Agent, dated as of June 20, 2006

4.4	Form of Third Supplemental Indenture for the Fixed Rate Senior Notes Due 2016 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and JPMorgan Chase Bank, N.A., as Trustee and Paying Agent, dated as of June 20, 2006

4.5	Form of Fourth Supplemental Indenture for the Fixed Rate Senior Notes Due 2036 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and JPMorgan Chase Bank, N.A., as Trustee and Paying Agent, dated as of June 20, 2006

4.6	Form of Security Certificate representing the Floating Rate Senior Notes Due 2009 (included in Exhibit 4.2)

4.7	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2011 (included in Exhibit 4.3)

4.8	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2016 (included in Exhibit 4.4)

4.9	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2036 (included in Exhibit 4.5)

4.10	Form of Guarantee Telefónica, S.A., dated June 20, 2006

25.1	Statement of eligibility of JPMorgan Chase Bank, National Association, as trustee, under the Trust Indenture Act of 1939 on Form T-1 relating to the Indenture

99.1	Form of Tax Certification Agency Agreement, among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as guarantor, Acupay System LLC, as Tax Certification Agent and JP Morgan Chase Bank, National Association, as Paying Agent and Calculation Agent, dated as of June 20, 2006